UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                     ------

                      International Cosmetics Marketing Co.
                      -------------------------------------
                                (Name of Issuer)

                         Common Stock (par value $.001)
                         ------------------------------
                         (Title of Class of Securities)

                                    45938M103
                                    ---------
                                 (CUSIP Number)

                                  Nico P. Pronk
           1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487
                                 (561) 994-1191
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 27, 2000
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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                                  SCHEDULE 13D

CUSIP No. 45938M103                                           Page 2 of 6 Pages

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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nico P. Pronk
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                         (b)|X|
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3              SEC USE ONLY


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4              SOURCE OF FUNDS*

               PF
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               |_|


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6              CITIZENSHIP OR PLACE OF ORGANIZATION

               The Netherlands
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          Number of             7          SOLE VOTING POWER **
           Shares                             200,000 shares of Series A
        Beneficially                          Convertible Preferred Stock and
          Owned by                            191,875 shares of Common Stock
            Each
         Reporting              8          SHARED VOTING POWER
          Person                              0
           With
                                9          SOLE DISPOSITIVE POWER
                                              200,000 shares of Series A
                                              Convertible Preferred Stock and
                                              191,875 shares of Common Stock

                                10         SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               200,000 shares of Series A Convertible Preferred Stock

               191,875 shares of Common Stock
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      |_|

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               200,000 shares of Series A Convertible Preferred Stock represents 90% of the issued and outstanding Series A Convertible Preferred Stock

               391,875 shares of Common Stock equals 8.9% of the issued and outstanding Common Stock***
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------

** Shares of Series A Convertible Preferred Stock are convertible into shares of the common stock of International Cosmetics Marketing Co. at a conversion price per share of $2.50 (subject to adjustment). Each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters submitted to the holders of the Company's common stock for a vote. See response to Item 3 and Item 5.

*** Includes 200,000 shares of Common Stock issuable upon the conversion of 200,000 shares of Series A Convertible Preferred Stock. See response to
         Item 3 and Item 5. Does not include 17,000 shares owned by Noble International Investments, Inc., a corporation partially controlled by Mr. Pronk and for which Mr. Pronk disclaims beneficial ownership.


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CUSIP No.45938M103                                            Page 3 of 6 Pages


                                   ATTACHMENT
                                   ----------

Item 1.           Security and Issuer

         This report relates to 200,000 shares of International Cosmetics Marketing Co. (the "Company") Series A Convertible Preferred Stock which is convertible into the Company's common stock, par value $.001, and 191,875 shares of the Company's common stock. The address of the Company's principal office is 6501 N.W. Park of Commerce Blvd., Suite 205, Boca Raton, Florida 33487.

Item 2.           Identity and Background

         (a)      Name: Nico P. Pronk

         (b) Principal Business: Mr. Pronk is the principal of Noble International Investments, Inc., an NASD licensed broker-dealer and Noble Capital Management, Inc., an investment advisor registered with the Securities and Exchange Commission.

         (c) Address of Principal Business: 1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487.

         (d) During the last five years Mr. Pronk has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. Pronk has not been a party to a civil proceeding of a judicial or administrative body.

         (f)      Mr. Pronk is a citizen of The Netherlands.

Item 3.           Source and Amount of Funds or Other Consideration

         On September 27, 2000, Mr. Pronk entered into a Stock Purchase Agreement with the Company pursuant to which Mr. Pronk purchased 200,000 shares of Series A Convertible Preferred Stock of the Company with personal funds for a purchase price of $500,000.00. Two entities unrelated to Mr. Pronk also purchased an aggregate of 21,458 shares of Series A Convertible Preferred Stock of the Company pursuant to the Stock Purchase Agreement. Mr. Pronk disclaims beneficial ownership of the shares of Series A Convertible Preferred Stock purchased by the two unrelated entities. Each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters submitted to the holders of the Company's common stock for a vote which gives Mr. Pronk voting power in excess of 70% of the issued and outstanding common stock of the Company. Shares of the Series A Convertible Preferred Stock are convertible into shares of the Company's common stock at $2.50 per share, subject to adjustment in certain circumstances. Any shares of the Series A Convertible Preferred Stock that are not converted prior to September 30, 2005, may be redeemed by the Company at a price of $7.50 per share. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive a liquidation preference of $2.50 per share of Series A Convertible Preferred Stock prior to any distributions to the holders of the Company's common stock. The consent of the holders of at least a majority of the voting power of the outstanding Series A Convertible Preferred Stock is required prior to the Company entering into material transaction, sale or issuance of any capital stock of the Company, amending its articles of incorporation or bylaws, declaring or paying dividends on any class of stock and taking certain other activities.

Item 4.           Purpose of the Transaction

         Mr. Pronk purchased the Series A Convertible Preferred Stock for the purposes of making an investment in the Company to give the Company working capital and to give Mr. Pronk voting control of the Company. Each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters on which the holders of the Company's common stock are entitled to vote. The Series A Convertible Preferred Stock also entitles the holders thereof to vote as a separate class in


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CUSIP No.45938M103                                            Page 4 of 6 Pages


certain circumstances. As of the date of this filing and except as disclosed herein, Mr. Pronk does not have definitive intentions to cause the Company to take any actions which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

         Mr. Pronk will however continue to evaluate his investment in the Company based on various factors including the Company's financial condition and results of operations and effectiveness of the Company's current management to achieve positive results in connection therewith. Based on such evaluation, and in an effort to maximize long term value of the Company, Mr. Pronk may, in addition to any other action, (i) elect himself to the Company's Board of Directors, (ii) increase the size of the Company's Board of Directors, (iii) recruit additional members for the Company's Board of Directors (including outside directors) or management team and (iv) remove members of the Company's current Board of Directors.

Item 5.           Interest in Securities of the Issuer

         In January, 1997, the Mr. Pronk was issued 225,000 shares of the Company's common stock as founder's stock.

         According to the Company's amended Quarterly Report for the period ended March 31, 2000, there were 4,766,730 shares of the Company's common stock outstanding and no shares of any class or series of preferred stock of the Company then outstanding. Because each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters submitted to the holders of the Company's common stock for a vote, Mr. Pronk has the right to 15,000,000 votes (or 70% of the total vote) on all such matters (not including Mr. Pronk's ability to vote the additional 191,875 shares of the Company's common stock he beneficially owns) which gives Mr. Pronk the ability to control the outcome of all matter submitted to a vote of the Company's shareholders. Based on the current conversion price, the shares of Series A Convertible Preferred Stock owned by Mr. Pronk would be convertible into 200,000 shares of the Company's common stock, which together with the 191,875 shares of the Company's common stock beneficially owned by Mr. Pronk would equal 8.9% of the Company issued and outstanding common stock.

CUSIP No.45938M103                                            Page 5 of 6 Pages


         Mr. Pronk has the sole power to vote and to dispose of his 200,000 shares of Series A Convertible Preferred Stock and 191,875 shares of the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in this statement, there are no contracts, arrangements, understandings or relationships between Mr. Pronk and any other person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits

           Exhibit 1 Stock Purchase Agreement dated September 27, 2000 between International Cosmetics Marketing Co., Nico P. Pronk and two unrelated purchasers.

           Exhibit 2 Articles of Amendment to the Articles of Incorporation of International Cosmetics Marketing Co. authorizing Series A Convertible Preferred Stock.



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CUSIP No.45938M103                                            Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2000                       /s/ Nico P. Pronk
              ---                            -----------------------------
                                                 Nico P. Pronk, individually